BF Acquisition Group III, Inc.
                       2501 Turk Boulevard
                 San Francisco, California 94118

                  Commission File No.: 0-26849

                    -------------------------

                INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES
         EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                    --------------------------

    NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
     REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
   NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                    SEND THE COMPANY A PROXY.

         This Information Statement (the "Information Statement") is being mailed on or about July 15, 2004 to the holders of record on July 15, 2004, of the shares of the common stock, $0.001 par value (the "Common Stock") of BF Acquisition Group III, Inc., a Florida corporation (the "Company"). It is being furnished in connection with the election of certain designees to the Board of Directors of the Company (the "Designees").

      The Company entered into a Share Exchange Agreement (the "Exchange Agreement") on July 15, 2004, with FundraisingDirect.com, Inc., a Delaware corporation ("FRD"), Mr. Justin DiNorscia, and Mrs. Diane DiNorscia (collectively the "Shareholders"), who are owners of approximately 91.6% of all of the issued and outstanding shares of capital stock of FRD. Pursuant to the Exchange Agreement, the Company will acquire from the Shareholders 425,000 shares of common stock of FRD, which represents approximately 91.6% of all of the issued and outstanding shares of capital stock of FRD solely in exchange for an aggregate of 3,000,000 shares of authorized, but theretofore unissued shares of the Company's series A preferred stock, par value $0.50 per share ("Series A Preferred Stock"), which will be issued to the Shareholders (the "Transaction"). Giving effect to the Transaction at the Closing, the Shareholders shall hold 100% of the outstanding Series A Preferred Stock immediately following such issuances.

     FRD was formed on January 7, 2004 as an Internet based fundraising products broker. FRD operates in the $7 billion product fund raising market that provides schools, institutions, athletic leagues and other organizations with affordable products to sell in connection with their organizational fund raising activities. FRD's sales for the year ended December 31, 2003 were $156,219, with a net loss of $(11,635).

      The Company and FRD have agreed to elect Mr. Justin DiNorscia and Mr. Joseph T. Drennan (the "Designees"), to the board of directors ("Board of Directors") of the Company when the Transaction closes, effective as of that date, whereby the Board of Directors will consist of Mr. William Colucci, Mr. Justin

DiNorscia and Mr. Joseph T. Drennan The closing (the "Closing") of the Transaction is contemplated to occur on or prior to July 31, 2004 but remains subject to numerous conditions contained in the Agreement; including the completion of a satisfactory due diligence review by all parties.

     The Closing will result in a change of control. If the Transaction is not completed, there will not be a change in control.

     No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of the Designees to the Board of Directors and the resignation of the Company's existing directors at the Closing. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders. The Exchange Act also requires that upon the closing of the Transaction, the Company is obligated to timely file Form 8-K. The Company intends to include FRD's audited financial statements in the initial Form 8-K filed in connection with the Transaction.

      The principal executive office of the Company is currently located at 2501 Turk Boulevard, San Francisco, California 94118. Upon completion of the Transaction, the principal office of the Company will be located at 4 Mill Park Ct., Newark, Delaware 19713.

                        VOTING SECURITIES

     On the date hereof, the authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, of which 975,000 shares are issued and outstanding; and (ii) 5,000,000 shares of "blank check" preferred stock, 3,000,000 of which are designated as Series A Preferred Stock, none of which are issued and outstanding. The Company's Common Stock is the only capital stock of Company outstanding. Immediately after the closing of the Transaction, the Company's Common Stock and Series A Preferred Stock will be the only capital stock of Company outstanding, whereby 975,000 shares of Common Stock will be outstanding and 3,000,000 shares of Series A Preferred Stock will be outstanding.

     Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him, without provision for cumulative voting. The shares of the Series A Preferred Stock have identical voting rights and powers as Common Stock, except that each holder of Series A Preferred Stock is entitled to vote two (2) Common Stock votes per share of Series A Preferred Stock on all matters that holders of Common Stock are entitled to vote on, without provision for cumulative voting. Each holder of Series A Preferred Stock is entitled to vote one (1) vote per share held by him on all matters relating to matters concerning the Series A Preferred Stock, without provision for cumulative voting.

           RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEES

      The Board of Directors of the Company currently consists of one (1) member, William R. Colucci. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. When the Transaction closes, Mr. Colucci, the current director, will remain as a director and the Designees will be named to the Board of Directors. The Designees have agreed to act as directors.

      The Designees may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock who would be entitled to vote at a meeting for election of directors, and, upon assuming office, Mr. Colucci and the Designees will thereafter constitute the Company's sole members of the Board of Directors.

            The following table sets forth the full name, present principal occupation or employment, five year employment history and certain other information concerning the Designees:


Name                    Age             Position
----                    ---             --------
Justin DiNorscia         51             President, Director

Joseph T. Drennan        59             Director

     Mr. DiNorscia will serve as president, treasurer, secretary and a director of the Company. He is currently the president and a director of FRD. Mr. DiNorscia is also director, president and chief executive officer of Imprints Plus, Inc. a privately held "sister" corporation to FRD, which he founded in 1988. Imprints Plus, Inc. operates in the $7 billion product fund raising market. It provides schools, institutions, athletic leagues and other organizations with affordable products to sell in connection with their organizational fund raising activities. After graduating from the University of Delaware as a teacher and athletic coach, Mr. DiNorscia began his career at a private high school in Wilmington, Delaware. In 1975, he joined NASCO, Inc., a national product fund raising company based in Nashville, Tennessee. After receiving the outstanding award of "Rookie of the Year" with sales in his territory exceeding any representative in the seventeen-year history of NASCO, he was quickly made an Area Manager covering the states of Maryland, Delaware, Pennsylvania, and New Jersey. In 1977, just two short years after joining NASCO, he was promoted to Regional Manager of the entire Northeast portion of the United States. As both area and regional manager, he was responsible for recruiting, hiring and training all independent representatives and area managers. Just a few years later, Mr. DiNorscia became a Divisional Manager responsible for overseeing a national management team and sales force. Subsequently, he was promoted to a Senior Vice President level in charge of all nationwide sales where he remained until 1988.

     Mr. Drennan will serve as a director of the Company. He is currently a founding member of Mulberry Consulting Group, LLC, where he has served as a managing consultant since 2001. From 1997 to 2001, Mr. Drennan served as vice president of Core Tech Consulting Group, Inc., an information technology consulting company. Mr. Drennan graduated from St. Joseph's University, Philadelphia, Pennsylvania in 1966 with a Bachelor Degree of Arts in English.

     CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

          Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers is set forth below.

Our current directors and executive officers are as follows:

Name                  Age     Position               Term/Period Served
----                  ---     --------               ------------------

William R. Colucci    65      Director, President,   1yr./since inception
                              Treasurer, Secretary

     Mr. Colucci has served as a director, president, secretary and treasurer of the Company since its inception in April 1999. Mr. Colucci is also presently a private business consultant who provides investment banking and business consulting services. Additionally, Mr. Colucci is an officer and director of Harbor Town Holding Group, Inc., BF Acquisition Group II, Inc., BF Acquisition Group IV, Inc., BF Acquisition Group V, Inc. From September 1997 to December 1999, Mr. Colucci served as a director of Net Lnnx, Inc., a publicly traded corporation, which, in March 1999, reorganized with PrintOnTheNet.Com, Inc. a company that provided printing services on the Internet via e-commerce. Prior to this reorganization, Net Lnnx, Inc. served as a "shell" corporation. From June 1996 to May 1997, Mr. Colucci served as Chief Operating Officer and SEC Compliance officer for Physicians Laser Services, Inc., a publicly traded corporation traded in the over-the-counter trading market. From April 1991 to May 1996, Mr. Colucci served as a senior partner of Decision Dynamics, Inc., a private business and real estate consulting firm. Prior to this, Mr. Colucci has served in senior management positions, including president and CEO of various companies. These companies included Bandak Corporation, a privately held jewelry and manufacturing company, Inmont Corporation, a publicly traded, billion dollar a year, chemical and paint manufacturing division of United Technologies, Inc., which is traded on the New York Stock Exchange, and Butcher & Sherrerd, a privately held securities brokerage firm based in Philadelphia, Pennsylvania. Mr Colucci received his Bachelor of Science Degree in Economics from St. Joseph's University in Philadelphia in 1964 and has successfully completed advanced courses of study at Stanford
University's Graduate School of Business for executives of emerging growth companies.

        MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors conducts its business through meetings of the Board of Directors. As of the date hereof, the Board of Directors does not currently utilize a standing audit, nominating or compensation committee or other committee performing similar functions. The Company's entire board of directors serves these functions. This is due to the Company's development stage and the small number of executive officers involved with the Company. Our board of directors will continue to evaluate, from time to time, whether a separately designated standing audit committee should be put in place.

     During the fiscal year ended April 30, 2004, the Board of Directors did not meet for director meetings; but took actions on approximately three occasions by unanimous written consent.

      SHAREHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

      Prior to the closing of the Transaction, security holders may send written communications directly to the Board of Directors by sending such written communication to Mr. William Colucci, 2501 Turk Boulevard, San Francisco, California 94118. Upon completion of the Transaction, security holders may send written communications directly to the Board of Directors by sending such written communication to Mr. Justin DiNorscia, 4 Mill Park Ct., Newark, Delaware 19713.

        COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

                     Executive Compensation

     During the fiscal year ended April 30, 2004, no executive officer of our Company received any type of salary or other compensation in connection with their employment as such; and no employment agreement was entered into with any of our officers.

                    Compensation of Directors

     During the fiscal year ending April 30, 2004, no director received any type of compensation from our Company for serving as such.

                   Employee Stock Option Plan

     During the fiscal year ended April 30, 2004, we had no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT

      The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the voting securities of the Company beneficially owned as of the date hereof by (i) owners of more than 5% of the Company's voting securities and, (ii) all officers and directors of the Company individually and as a group and (II) the voting securities of the Company to be beneficially owned as of the date of the Closing by
(i) owners of more than 5% of the Company's voting securities and
(ii) all officers and directors of the Company individually and as a group.

I.   Prior to Closing of the Transaction:

         Security Ownership of Certain Beneficial Owners

     The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person or group known to the Company to be the beneficial owner of more than five percent (5%) of our voting securities:

Name and Address                Amount and Nature                  Percent
of Beneficial Owner             of Beneficial Ownership(1)         of Class(2)
-------------------             --------------------------         -----------
David M. Bovi                          400,000                      41.02%
319 Clematis Street, Suite 700
West Palm Beach, Fl 33401

William R. Colucci                     300,000                      30.76%
2501 Turk Boulevard
San Francisco, California 94118
----------------------------------------------------------------------------

  1.   Common Stock.
  2. Based upon 975,000 shares of outstanding Company common stock.

                Security Ownership of Management

The following table sets forth, as of the date hereof, the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our voting securities of each of our officers and directors, and officers and directors as a group:

Name and Address                Amount and Nature                  Percent
of Beneficial Owner             of Beneficial Ownership(1)         of Class(2)
-------------------             --------------------------         -----------
William R. Colucci                     300,000                      30.76%
2501 Turk Boulevard
San Francisco, California 94118

All Officers and Directors
as a Group (1 person).                 300,000                      30.76%
----------------------------------------------------------------------------

  1.   Common Stock.
  2. Based upon 975,000 shares of outstanding Company common stock.


          II.  Subsequent to Closing of the Transaction:

         Security Ownership of Certain Beneficial Owners

1. The following table sets forth the names, addresses, amount and nature of beneficial ownership and percent of such ownership of each person or group known to the Company who will be the beneficial owner of more than five percent (5%) of our voting securities upon the Closing of the Transaction:

Name and Address                Amount and Nature                  Percent
of Beneficial Owner             of Beneficial Ownership(1)         of Class(2)
-------------------             --------------------------         -----------
Justin DiNorscia                     3,000,000                      43.01%
4 Mill Park Ct.
Newark, Delaware 19713

Diane DiNorscia                      3,000,000                      43.01%
4 Mill Park Ct.
Newark, Delaware 19713
----------------------------------------------------------------------------

  1. Series A Preferred Stock. The shares of the Series A Preferred Stock shall have identical voting rights and powers as Common Stock, except that each share of the Series A Preferred Stock is entitled to vote two (2) common stock votes per share of Series A Preferred Stock on all matters that holders of Common Stock are entitled to vote on, without provision for cumulative voting. Each share of the Series A Preferred Stock is entitled to vote one (1) vote per share on all matters relating to matters concerning the Series A Preferred Stock, without provision for cumulative voting.

  2.   Based upon 6,975,000 outstanding voting security votes.


                Security Ownership of Management

The following table sets forth the names, addresses, amount and nature of beneficial ownership and percent of such ownership of our voting securities of each of the persons who will be our officers and directors, and such officers and directors as a group, upon the Closing of the Transaction:

Name and Address                Amount and Nature                  Percent
of Beneficial Owner             of Beneficial Ownership            of Class(3)
-------------------             --------------------------         -----------
Justin DiNorscia                    3,000,000 (1)                  43.01%
4 Mill Park Ct.
Newark, Delaware 19713

Joseph T. Drennan                       -0-                          *
63 W Lancaster Ave, Suite 5
Ardmore, Pennsylvania 19003

William R. Colucci                    300,000 (2)                   4.30%
2501 Turk Boulevard
San Francisco, California 94118

All Officers and Directors
as a Group (3 persons).               300,000                      47.31%
------------------------------------------------------------------------------

1.   Series A Preferred Stock. The shares of  the  Series  A
     Preferred Stock shall have identical voting rights and powers as Common Stock, except that each share of the Series A Preferred Stock is entitled to vote two (2) common stock votes per share of Series A Preferred Stock on all matters that holders of Common Stock are entitled to vote on, without provision for cumulative voting. Each share of the Series A Preferred Stock is entitled to vote one (1) vote per share on all matters relating to matters concerning the Series A Preferred Stock, without provision for cumulative voting.
2.   Common Stock.
3.   Based upon 6,975,000 outstanding voting security votes.

          COMPLIANCE WITH CERTAIN REPORTING OBLIGATIONS

     Section 16(a) of the Exchange Act requires the Company's executive officers, directors and controlling stockholders to file initial reports of ownership and reports of changes of ownership of the Company's common stock with the Securities and Exchange Commission and the Company. To the Company's knowledge, all reports required to be so filed were filed in accordance with the provisions of said Section 16(a) during fiscal year ended April 30, 2004.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Mr. DiNorscia is currently the president and a director of FRD and is also a Director, President and Chief Executive officer of Imprints Plus, Inc. a privately held "sister" corporation to FRD, which he founded in 1988. We anticipate that the Company will reorganize with Imprints Plus, Inc. in the near future pursuant to a registered offering of our Common Stock to Imprints Plus, Inc. shareholders. Mr. And Mrs. DiNorscia combined own in excess of 50% of Imprints Plus, Inc. No final terms of this reorganization plan with Imprints Plus, Inc. have been negotiated or determined, and we cannot assure you that this reorganization transaction will occur at all. Non-management shareholders of the Company will not have the opportunity to evaluate any financial or other information in connection with this Transaction or otherwise have any control over the decision making relating to such.

                        LEGAL PROCEEDINGS

      No current officer, director, affiliate or person known to the Company to be the record or beneficial owners of in excess of 5% of the Company's Common Stock, or any person known to be an associate of any of the foregoing is a party adverse to the Company or has a material interest in any material pending legal proceeding involving the Company.

Dated:  July 15, 2004

/s/ William R. Colucci
----------------------------
William R. Colucci
Secretary

San Francisco, California